Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Baudax Bio, Inc.:

We consent to the use of our report dated February 13, 2020, with respect to the consolidated and combined balance sheets of Baudax Bio, Inc. as of December 31, 2019 and 2018, the related consolidated and combined statements of operations, shareholders’ deficit, and cash flows for the years then ended, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated and combined financial statements refers to a change in accounting principle for leases due to the adoption of a new accounting standard.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 10, 2020